Mail Stop 3561

July 21, 2006

<u>By Facsimile and U.S. Mail</u>

George Zimmer
Chief Executive Officer
Men's Wearhouse, Inc.
5803 Glenmont Drive
Houston, TX 77081-1701

> **Re:** **Men's Wearhouse, Inc.**
> **Form 10-K for Fiscal Year Ended January 28, 2006**
> **Filed April 13, 2006**
> **File No. 1-16097**

Dear Mr. Zimmer:

We have reviewed your response dated June 20, 2006 to our comment letter dated May 5, 2006 and have the following additional comments. Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Notes to Consolidated Financial Statements, page 37</u>
<u>1. Summary of Significant Accounting Policies, page 37</u>
<u>Accounts Receivable, page 37</u>

1. We note your response to comment five in our letter dated May 5, 2006. We would expect to see customer or trade receivables stated separately from receivables attributable to officers, employees, related parties and other activities outside the ordinary course of business. Neither Rule 5-02.3 of Regulation S-X nor paragraph 5 of Chapter 1A of ARB 43 encourages aggregating dissimilar assets with trade receivables on the basis of immateriality. We would also expect landlord incentives or allowances be classified as a leasehold improvement rather with trade receivables. See the SEC staff lease letter to the AICPA dated February 7, 2005. Please confirm that you will revise your future filings to conform your presentation or advise, as applicable.

Property and Equipment, page 37

2. We note your response to comment six in our letter dated May 5, 2006. Please provide us with a more detailed response explaining your depreciation policy for tuxedo assets. Tell us the estimated number of rentals for a tuxedo asset and the estimated length of time these rentals generally occur. Include a description of the separate sets of assumptions used in both the external formal industry index and your historical experience. Describe and quantify the averaging effect the external index has on your combined usage estimates for each year presented and tell us why you have decided to supplement historical experience with an external index and why this is preferable to historical experience alone.

3. Please tell us why you record tuxedo rental purchases in operating activity cash flows. Tell us the amount of tuxedo purchases and their classification in the statement of cash flows. We refer you to paragraph 17.c. of SFAS No. 95. Also tell us where you classify gains and losses on disposals within the statements of earnings.

4. Please expand your proposed revised disclosure for tuxedo rental assets to include the rate used to compute amortization and the amount of amortization expense recognized for each period presented in your statement of earnings. See paragraph 5 of APB 12. Also, please tell us why you have not included a discussion of this group amortization estimate in your critical accounting policies. We note that tuxedo rental assets exceed 5% of total assets at your balance sheet date.

5. Please confirm that you will present tuxedo rental products separately from other assets as it exceeds 5% of total assets at your balance sheet date. We refer you to page 46, footnote 5. See Rule 5-02.17 of Regulation S-X.

Segment Information, page 40

6. We note your response to comment 11 in our letter dated May 5, 2006. The limited historical operating margin information included in your response indicates existing dissimilarities in the economic characteristics of the three brands or Men's Wearhouse, K&G and Moore's. Furthermore, each brand contributed 70%, 20% and 10%, respectively, of consolidated net sales. Operating segments with 10% or more of combined revenue for all segments are required to be reported separately. Based on the information in your response, it would appear you have multiple reportable segments. Please revise your filing to include the reportable segment information required to be disclosed by paragraphs 27 and 28 of SFAS No. 131, as applicable.

7. We note your response to comment 12 in our letter dated May 5, 2006 and we are not persuaded by your argument that the presently disclosed product categories are similar. Within the context of your enterprise, a men's specialty apparel retail business, please tell us how you make the distinction between similar and dissimilar products. Please provide us with definitions for both similar and dissimilar products and provide us with examples to illustrate your point. Also tell us your basis in GAAP for your distinction between these terms. Also, please tell us how you prove the there is a similarity between products and services.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341 or me at (202) 551-3841 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief